Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

For purposes of computing the following ratios, earnings consist of net income before income tax expense plus fixed charges to the extent that these charges are included in the determination of earnings and exclude undistributed earnings of equity investements. Fixed charges consist of interest costs plus one-third of minimum rental payments under operating leases (estimated by our management to be the interest factor of these rentals).

(Expressed in thousands of U.S. dollars, except ratios)

	For the Six months ended June 30,	For the twelve months ended December 31,

	2006	2005	2004	2003	2002	2001

Earnings (loss) excluding undistributed earnings of equity investments	$265,538	$(60,793)	$486,023	$467,679	$190,302	$(160,482)

Add (deduct):
Income taxes	27,976	22,924	7,560	2,110	2,661	(69,307)

Fixed charges:
Interest expense	29,539	41,911	50,400	36,892	33,819	31,506
One third of rental payments	3,650	7,575	6,865	5,467	4,528	3,751
Distributions related to Trust Preferred and Mandatorily
Redeemable Preferred Securities, net of applicable taxes	-	-	-	16,120	21,730	2,311

Earnings (loss) before income taxes and fixed charges	$326,703	$11,617	$550,848	$528,268	$253,040	$(192,221)

Fixed charges:
Interest expense	$29,539	$41,911	$50,400	$36,892	$33,819	$31,506
One third of rental payments	3,650	7,575	6,865	5,467	4,528	3,751

Total fixed charges	$33,189	$49,486	$57,265	$42,359	$38,347	$35,257

Ratio of earnings to fixed charges	9.84	0.23	9.62	12.47	6.60	NM (1)

Deficiency of earnings to fixed charges (2)		$37,869				$227,478

(1) NM: Not meaningful. The ratio for the 2001 period above is not meaningful due to the net loss which PartnerRe reported for 2001, which included losses related to the terrorist attacks of September 11, 2001.

(2) Represents additional earnings that would be necessary to result in a one-to-one coverage ratio of earnings to fixed charges.